Reviewed by DPW

114m Active Klarna Consumers Q3 2025 32% Growth $118b GMV Q3 2025 TTM 850k Merchants Q3 2025 38% Growth 23% Q3 LfL Online Mobile Offline Average number of transactions per year per consumer* Global Year 3Year 1 3x 11x EVERYDAY EVERYWHERE EVERYTHING Digital services Everyday payments 26 Markets *Based on 2022 purchasing consumer cohort (i.e. consumers’ first purchase date in 2022) behavior up to Q3’24. Note: All metrics as of Q3’25 TTM unless otherwise stated. The number of merchants refers to the count of unique combinations of brands (e.g., H&M) and the markets where Klarna is available (e.g., Sweden). Retail Everyday payments Reviewed by DPW The next-generation digital bank

2024 - Today Significant AI efficiencies implemented across the company, onboarded some of the world’s largest merchants and expanded default-on position with a number of PSPs Note: (1) Between December 2020 and December 2022. Transaction margin dollars is a non-IFRS measure. Please refer to “Non-IFRS Measures and Reconciliations” for reconciliation to the most directly comparable IFRS measure. Transaction margin dollars USD Number of Transactions Profitable US entry 2005 Klarna is founded 2014 UK launch 2020-2022 Global expansion (12 new markets)1 2019 US launch 2023 First bank to integrate with Open AI 2017 Banking licence 2005 2010 2015 2020 Q3’25 TTM 2010 Pay in full launch Klarna live in six markets $6b $1b $53b $118b Annual GMV: 2022 687m UK US All other markets The network’s growth 10% US population penetration as of Sep 2025 IFRS Net Income positive in FY 2024 114m Active Klarna Consumers Sep 2025 Updated Q2’25 Q3’25 TTM 1,183m 3 Reviewed by DPW

of the total adult population in our most mature market are Klarna users Balanced representation of consumers 85% Klarna consumers earn according to average income level distributions average outstanding credit balance per consumer vs. $6,500 for credit card users$88 99%+ Responsible credit users, with all educational backgrounds From all income levels, living in all areas of consumer balance at Klarna is paid Responsible payers, from all stages of life 40% University 32% Secondary education 6% Other 22% Post-secondary education 42% City 37% Suburb 21% Rural 28% Single w/o children 7% Single with children 37% Partner with children 20% Partner w/o children 8% Other 58% Female 42% Male Klarna is much more than just BNPL Pay later With no interestPay in full With no interest People choose Klarna for multiple reasons 20% Fair financing From 0% to low interest It saves me money It gives me control It saves time Note: Demographics and “people choose Klarna for multiple reasons” from Klarna Global Consumer Survey from Q3’23, n = 16,370. Average balance for credit card users sourced from Transunion, 2025 It helps me make better decisions 4 Everyone is using Klarna Keep Reviewed by DPW

Live Slovakia The Netherlands Germany Norway US Denmark Ireland Italy Portugal Poland New Zealand Czech Republic Mexico Switzerland Australia Canada Greece Romania Finland Sweden Hungary Spain France Belgium Austria United Kingdom 5 Our reach is global Keep Tech (ads) Reviewed by DPW

Today’s headlines Growth accelerating High-frequency transaction model drives lower credit risk QoQ acceleration, expecting >30% revenue growth for Q4 Fair Financing GMV grew 139% YoY… … driving our planned bottom line lag! Half a trillion issued over 20 years! Leading in underwriting technology with continuous lower than industry standards losses Less than ~70 basis points over 20 years and 26 markets Record quarter for Fair Financing product Reviewed by DPW Note: The financial outlook is only effective as of the date given (November 18, 2025) and will not be updated or affirmed unless and until we publicly announce updated or affirmed guidance. Distribution or reference of this presentation following the date hereof does not constitute Klarna re-affirming guidance. Fair Financing GMV $b Year-over-year 244% US 6

What is the future of tech and fin? 2015 we asked ourselves: Reviewed by DPW

Fin and tech have been malfunctioning markets...

Unprofitable

"Ignorance" stops being a business model

Asymmetry vaporized and search costs gone.

As AI agents effortlessly find and compare, every clause, every hidden fee, every price. "Ignorance" stops being a business model.

Reference: Akerlof (1970), "Market for Lemons"

Ends

Customer "Lock-In": From key Strategy to Nostalgia

Move ALL your data with a single click

As AI agents migrates all "proprietary" data, preferences and carries customers across ecosystems, captivity fades. Loyalty becomes choice.

Reference: Stigler (1961), "Economics of Information"

Drastic

Moats Drained. Gates Open.

When software can be generated in hours and compliance automated at near-zero cost, incumbency stops being protection.

Regulation and code lose their moats.

Stigler (1971), "The Theory of Economic Regulation"

Changes

Trust is everything

Banks optimized for your inertia. Tech for your attention. None for your best interest.

They played with trust and called it engagement, exploiting behavioral biases.. Now with AI, trust stops being branding it becomes survival.

Reference: Jensen & Meckling (1976), "Theory of the Firm"

Fatal

Customer Service Minimization

When the cost of caring exceeded the cost of churn, apathy scaled.

Banks: 45-minute holds: Tech No customer service at all. Our FAQs will do. Endless phone trees. No humans. No appeals.

Reference: Hirschman (1970), "Exit, Voice, and Loyalty"

Impossible

"Quiet life" over! Discipline returns

When margins shrink to cost-of-capital, the campus and free gourmet cafeteria is no longer "culture." It's overhead

Complacency = bankruptcy. Marble offices gone.

Hicks (1935): "The best of all monopoly profits is a quiet life"

8

Empirical Evidence: it’s happening right in front of our eyes Pre-AI Tech (2010-2022) $10b+ in perks, 80k employees, 40% margins Zero customer service, max data extraction Products killed without consequence Post-ChatGPT (2023+) “Year of efficiency": 30k+ layoffs, perks gone Intense AI product shipping urgency First real competitive threat in 20 years 9 Reviewed by DPW

Fin (retail/neo bank) +$400b Expansion into Potential New Markets Tech (ads) +$165b Growth of $569b into $735b+$100b Growth in Existing Markets Klarna is targeting massive profit pools $520b Serviceable Addressable Market $570b Digital Advertising 0.6% 0.03% Keep 10 Estimated by Mckinsey and Claude. Claude was significantly cheaper. Reviewed by DPW

One person's dead another person's 🥖 Swedish saying: Reviewed by DPW

100% focus on: Customer obsession Growth Operational efficiency Leading AI innovator Reviewed by DPW

Customer obsession Reviewed by DPW

Give back time Give back money Give back control Reviewed by DPW 14

$100 Immediately or 30 - 60 days ∙Soft credit check ∙Transparent T&Cs ∙No junk fees ∙Friendly reminders to support on-time payments Yes, Pay in full or BNPL $88 0.4% Cost of a 100$ purchase Payment length The fineprint Flexibility Metrics: PendingStory: Done Design: Done Legal: Pending Klarna is a more sustainable solution Note: Term ranges from benchmarked loan providers as of December 2024. Klarna is excluding the fair financing product. Charge off rates for credit cards sourced from Board of Governors of the Federal Reserve System (US) via FRED®. Credit cards Up to $142 (7.99% - 35% APR compounded monthly) Never-ending ∙Credit check on file ∙Complex T&Cs ∙Hidden and unnecessary fees ∙High credit limits ∙Pushing towards revolving No Average outstanding balance $6,500 Charge off rates 4.2% Up to $143 (0% - 36% APR, compounded monthly) 6 - 36 months ∙Credit check on file ∙Complex T&Cs ∙Hidden and unnecessary fees ∙Pushing towards longer repayment times with higher interest rates Yes, but if credit is chosen a fee is charged to pay early. $660 3.5% “15.1% among people earning $100k+ per year ditched their credit cards in the past 12 months.“ Reviewed by DPW Point of sale financing 15

Metrics: PendingStory: Done Design: Done Legal: Pending Customers crave a single, comprehensive snapshot of their purchase to ensure clarity and maintain control over their shopping history. Solution A data-rich and user-friendly view of your purchases, including in-depth order details and payment plans. Opportunity >80% of consumers expect to receive regular status updates throughout order fulfillment process 88% of shoppers say the purchase experience is as important as the quality of the products We show you WHAT you purchased! 48% of monthly active users visited the order information page 2.5b SKU-level data points Note: Purchase experience important (Salesforce, 2022). Expecting regular status updates (Flowspace, 2023). Share of app users, monthly average 2024. Total number of SKU-level data points collected June 2024 TTM. An alternative to 16

Putting Customer Obsession into daily action Done Currently shipping ~20 improvements a week with an estimated life time transaction margin $15m Each shipped improvement is verified for impact, quality and effort. …ship continuous value Reviewed by DPW Insight 200 consumer interviews as a week 5000 interactions reviewed in detail per week Stay close to customers... Actionable Insight Every week we identify on average 75 actionable insights, expected to deliver a total of $300m of life time transaction margin Each actionable insight: 1. Crystal clear WHAT is broken 2. HOW could it be fixed 3. Quick est. financial impact of fix 4. Quick est. effort of fix …delivers actionable insight 17

Numbers don’t lie 73 Global net promoter score Global Brand Awareness 41% Global Brand Trust54% Global Brand Awareness Note: Brand awareness and trust are weighted averages September 2024 to November 2024 across all active markets, based on population size. NPS is the average of weighted monthly scores, calculated from interacting consumers in each market October 2023 to September 2024. Reviewed by DPW 18

We don’t just have customers, we have fans Reviewed by DPW 19

Growth Reviewed by DPW

Objective 1: Klarna available everywhere VISA is! Our default global distribution partner play.

Live and ramping

stripe	+$1.4t
Pay	Instore and Europe Expansion

New live this quarter

G Pay	GPay and Autofill
vipps	+200k merchants
link	+200m customers

New signed

clover	+$300b

Signed and integrating

nexi	+$900b
worldpay	+$2t
J.P.Morgan PAYMENTS	+$2t

A record
235K
merchants added YoY!



543k
+13%
616k
+38%
851k
Q3'23
Q3'24
Q3'25

21

Note: Distribution partners serviceable volume represents latest available annual data and based on publicly available information. There is no guarantee that Klarna will capture any or all of that volume. See "Disclaimer" for information about forward-looking statements used in this presentation.

Renewed or expanding Objective 1: Klarna available everywhere VISA is! While also expanding with the world’s best brands Number of merchants ↑36% Q2’25 YoY GS: Done DPW: to be Reviewed LW: to be ReviewedKlarna: Done New markets New products Instore launch Renewal Cashback launch New payment methods All payment methods New partnerships 22

Objective 2: All payment methods in all markets Making sure all merchants offer all 3 in all markets +49k Merchants offering Fair Financing Driving +139% Fair Financing GMV growth Merchants offering Pay in Full Up ~50k year-over-year +95k 10% 13% 18% Merchant penetration 60% 52% 43% Merchant penetration 23

5. Start using Klarnas bank offer 2.2m bank account users ARPAC ~$120 2% of total 1. Choose Klarna at millions of checkouts 114m active users ARPAC ~$28 100% of total 2. Download the Klarna App to manage purchases 49m MAU ARPAC ~$30 76% of total Clear consumer journey from BNPL to everyday bank 3. Use the app for shopping and cashback $8b app GMV ARPAC ~$90 10% of total 4. Start using Klarna everywhere with the card 3.2m active card users ARPAC ~$130 3% of total Unless otherwise noted, all figures reflect data as of September 2025. Active Card users are reported as of 16 November 2025. Objective 3: From payments to full Neobank! The ultimate customer acquisition channel 24

First: A card that gives you control of debit or credit! Then: A debit card with credit card perks NEWS Reviewed by DPW Note: Some features may not be available in certain markets. Objective 3: From payments to full Neobank! 25

Almost 1000 people signed up to get their card cut by the CEO Do you have tin snips for Revolut Metal? I don’t have any memes, but I’ve been a customer with AMEX for several years! Would love to switch 🤓 If you personally cut my Amex, I’m there. 801 people signed up to get their card cut by the CEO

Klarna US: active card users Klarna: active card users Competitor US: active card users Klarna is the fastest growing card issuer in BNPL with opportunity to address +110m who don’t yet have the card Nov-25Mar-25 Jun-25 Massive opportunity to accelerate Card volumes further $b YoY 1.4m 3.2m 0.9m 0.2m 2.8m Objective 3: From payments to full Neobank! 28

GMV growth accelerating driven by US success - outpacing nearest competitor Partner wins Card launch Finanicng product expansion Accelerating revenue growth 51% Q3’25 YoY 28% Q3’25 YoY 34% Q3’25 YoY Revenue growth is outpacing the market Competitor Klarna US Klarna Group With increasing take rates Reviewed by DPW Note: Competitor revenue based on public filings. Take rates are calculated by dividing our GMV by revenue. 29

Operational efficiency Reviewed by DPW

$35b $53b $80b $83b $92b 31Note: Figures refer to the year Q3’25 TTM unless otherwise indicated. High-growth markets refer to all of our markets excluding the United States, the UK, the Nordics, Germany, Austria and Switzerland. Transactions since inception refers to January 2005 to September 2025 Underwriting continuously improves with additional data Realized losses over 20 years at leading low industry standards Short duration allows unique agility through economic cycles 0.5tn Underwritten since inception 0.7% Consumer credit losses ~40 days avg. loan duration US High-growth markets All other markets Provision for credit losses % of GMV Klarna GMV growth coupled with reducing credit losses Global GMV ($b) $105b 2022 20232021 202420202019 9.6% 2025 0.2% 1.3% 1.6% $118b Industry leading underwriting technology Reviewed by DPW

Note: The average revenue per employee at period end is calculated by dividing the total revenue for the period by the number of employees at the end of the period. 32 We continue to transform Klarna’s productivity Average revenue per employee at period end 2022 2023 2024 Q3’25 TTM $344k $1,104k3.2x Q3’25 vs 2022 Employee count 2022 2023 2024 Q3’25 TTM 5,527 2,907 47% Less employees Lower staff costs, higher compensation per employee 2022 2023 2024 Q3’25 TTM $591m $203k $696m $126k Total staff costs Compensation per employee Reviewed by DPW

Human chat sessions AI chat sessions 28m annual conversations, solving 81% of customer service chats Nov 23 Sep 25Nov 24 Demonstrable value from Klarna’s AI assistant Note: conversations from implementation until 30 Sep 2025. Annualized cost savings are estimations based on the reduction in average monthly errands observed between October 2024 and September 2025, compared to the cost of servicing the errands via human chat sessions. AI does the equivalent work of 853 full time agents Delivering $58m of annual cost savings Customer satisfaction is on-par with a human agents 0m 1m 2m 3m Reviewed by DPW 33

Sustained Revenue Growth with Disciplined Cost Control Total revenue Adjusted operating expenses 108% Revenue growth Q3’22 - Q3’25 2% Adj. opex growth Q3’22 - Q3’25 $903m $443m $288m $295m Reviewed by DPW Note: Adjusted operating expenses are non-IFRS measures. Please refer to “Non-IFRS Measures and Reconciliations” for reconciliation to the most directly comparable IFRS measure. 34

Financial update November 2025 Reviewed by DPW

$390m $400m Transaction margin dollars Planned profitability lag driven by US Fair Financing investment 23-26% Q4’25 YoY Outlook >$109m Revenue Accelerating revenue from Fair Financing 28-31% Q4’25 YoY Outlook Updated Q2’25 GS $38.5b $37.5b $1,080m $1,065m Q3’25: Faster growth sets the stage for accelerated profitability uplift 51% YoY43% YoY 36%-38% Q4’25 YoY Outlook Actuals Outlook Actuals Outlook Actuals Outlook GMV Powered by US growth Reviewed by DPW Note: Transaction margin dollars is a non-IFRS measure. Please refer to “Non-IFRS Measures and Reconciliations” for reconciliation to the most directly comparable IFRS measure. The financial outlook is only effective as of the date given and will not be updated or affirmed unless and until we publicly announce updated or affirmed guidance. Distribution or reference of this earnings release following the date hereof does not constitute Klarna re-affirming guidance. 36

Compounding network effect accelerating growth in Q2 and beyond - Significant traction tacking hold as the P2P default on stipe is rolling out ma dn we are expanding our full suite of products to more of our network merchants Effective strategy to accelerate network effects Growth building blocks 37Like-for-like (LfL) year-over-year growth is calculated by adjusting for (1) the sale of Klarna Checkout (KCO) and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. Please refer to “Non-IFRS Measures and Reconciliations” for reconciliation to the most directly comparable IFRS measure. Growing the Klarna network through strategic partnerships Next generation digital financial services Scaling with the largest global merchants Full suite of Klarna flexible payments at more merchants A Klarna Card in every wallet 51% →92% Klarna Card GMV growth Q2’25 → Q3’25 108% →139% Fair Financing GMV growth Q2’25 → Q3’25 Active: Signed: Payments JP Morgan Saving time, money and putting consumers in control of their finances GMV LfL growth US GMV LfL growth Accelerating GMV growth across all regions Reviewed by DPW

Accelerated Fair Financing GMV Q3’25 commentary • Fair Financing growth powered by the US +244% • 151k merchants enabling Fair Financing, an increase of 3x • Forward flow agreement in-place to enable an additional $6.0b capital-light GMV growth Accelerating Fair Financing ahead of expectations 38 ● Klarna supported within Stripe Link 244% US Fair Financing $6B life time forward flow to support continued growth Fair Financing GMV Fair Financing GMV YoY growth

GMV growth accelerating driven by US success - outpacing nearest competitor Partner wins Card launch Finanicng product expansion Accelerating revenue growth 51% Q3’25 YoY 28% Q3’25 YoY 34% Q3’25 YoY Revenue growth is outpacing the market Competitor Klarna US Klarna Group With increasing take-rates Reviewed by DPW Note: Competitor revenue based on public filings. Take rates are calculated by dividing our GMV by revenue. 39

As planned - accelerating growth led by US Fair Financing creates a profitability lag $297m $371m $281m Q3’24 Q3’25 Q3’25 Q3’25 Q4’25E $400m - $390m Driven by provisions for growth of Fair Financing Transaction margin based on realised losses Upfront provisions Transaction margin dollars P&L based on realised losses 29% GMV YoY ex. KCO 25% TMD based on realised losses YoY $91m 25% TMD growth based on realized losses Amounts in USD million Q3'24 (Excl. sold KCO) Q3'25 Volume 25,343 32,664 Transaction and service revenue 512 634 Interest income 174 269 Total revenue 686 903 Processing and servicing (148) (208) Realized losses (118) (144) Funding costs (123) (180) TMD based on realised losses 297 371 Upfront provisions 2 (91) TMD 299 281 Reviewed by DPW Transaction margin dollars (TMD) is a non-IFRS measure. Please refer to “Non-IFRS Measures and Reconciliations” for reconciliation to the most directly comparable IFRS measure. TMD based on realised losses is calculated as revenue minus processing and servicing costs, realised losses and funding costs. It excludes upfront provisions. 40

How Fair Financing growth impacts our P&L over time Provision for credit losses 3 4 5 6 Per accounting rules Klarna books provisions for credit losses upfront while revenues are booked over the life of the loan.* Therefore, we see near-term negative impact to transaction margin % as we scale financing volumes. These volumes will however be accretive to absolute US Transaction Margin Dollars in the medium-term. Any potential forward flow agreements would bring forward profitability net of the price difference at the time of sale Per accounting rules Klarna books provisions for credit losses upfront while revenues are booked over the life of the loan*. Therefore, we see near-term negative impact to transaction margin % as we scale financing volumes. These volumes will however be accretive to absolute US Transaction Margin Dollars in the medium-term. Any potential forward flow agreements would bring forward profitability net of the price difference at the time of sale. * Applies when loans are retained on Klarna’s balance sheet; different accounting treatment applies when loans are derecognized or transferred off-balance sheet. Illustrative example Dynamics of Fair Financing Month 1 2 3 4 5 6 Cumulative Revenue Provision for credit losses Reviewed by DPW 41

As expected, upfront provisions rise with fair financing growth, with realized losses lower YoY Provision for credit losses 3 4 5 6 Note: “Upfront provisions” primarily reflect expected losses at origination as well as changes in credit risk of on-book loans Provisions for credit losses (% of GMV) Upfront provisions Realized losses Q3’25 commentary Due to the successful scaling of Fair Financing (139% YoY GMV growth), like all lenders, we’re required to set aside upfront provisions for potential credit losses. Realized losses, the proportion of GMV that is unable to be repaid, fell 0.44% year-over-year supporting more transactions being repaid than ever before. Reviewed by DPW 42

Fair Financing delinquencies fall 5% YoY while GMV grows 139% YoY 60-day past due figures include delinquencies across all processed volume, regardless of whether the exposure is held on Klarna’s balance sheet. Delinquency data for Fair Financing is available through Q1 2025. This reflects the time required to recognize delinquencies at 60 days past due. Fair Financing +60 days past due at 6 months delinquency rates Reviewed by DPW 43

US Fair Financing (Cumulative net charge-off rate) US charge-offs remain stable within healthy expected ranges 60-day past due figures include delinquencies across all processed volume, regardless of whether the exposure is held on Klarna’s balance sheet. Delinquency data for Fair Financing is available through Q1 2025. This reflects the time required to recognize delinquencies at 60 days past due. Reviewed by DPW 44

$390m $400m Transaction margin dollars Planned bottom line lag driven by US Fair Financing investment 23-26% Q4’25 YoY Outlook >$109m Revenue Accelerating revenue from Fair Financing 28-31% Q4’25 YoY Outlook Updated Q2’25 GS $38.5b $37.5b $1,080m $1,065m Q3’25: Faster growth sets the stage for accelerated bottom line uplift 51% YoY43% YoY 36%-38% Q4’25 YoY Outlook Actuals Outlook Actuals Outlook Actuals Outlook GMV Powered by US growth Reviewed by DPW Note: Transaction margin dollars is a non-IFRS measure. Please refer to “Non-IFRS Measures and Reconciliations” for reconciliation to the most directly comparable IFRS measure. The financial outlook is only effective as of the date given (November 18, 2025) and will not be updated or affirmed unless and until we publicly announce updated or affirmed guidance. Distribution or reference of this earnings release following the date hereof does not constitute Klarna re-affirming guidance. 45

Appendices November 2025

$315b of interest paid by consumers annually Avg. cost to consumer Avg. cost to merchant Note: Third-party consulting firm, Klarna TAM Refresh, May 2024 (the “Market Opportunity Study”), leveraging data from Euromonitor and Worldpay Global Payments Report. SAM means serviceable addressable market and refers to markets where Klarna was live as of May 2024. Global SAMs as of 2023 excl. China. Growth through 2027 refers to per annum between 2023 and 2027 excl. China. Note: Q1’25 TTM Klarna consumer fee excl. service & feature fee revenue for comparability with credit cards. Western Europe refers to Sweden, Norway, Denmark, Finland, Germany, Netherlands, Belgium, Austria, Switzerland, United Kingdom, Ireland, France, Spain, Portugal, Italy, Greece. Source: Third-party consulting firm, Klarna TAM Refresh, May 2024. 49 Massive opportunity to disrupt an industry while lowering cost to society Western EuropeUSA Average merchant and consumer fees FY 2024 Updated Q1’25

Merchant revenueConsumer revenue Advertising revenue Capital One American Express PayPal More diversified and sustainable revenue model Affirm Note: All figures are based on 2023. Estimates for comparable companies are from publicly available data. Klarna company data is used. Reducing the burden of revenue from consumers 50

2019 - Q3’25 LTM CAGR2018 - Q3’25 LTM CAGR Q3’25Q3’25 Sweden Germany United Kingdom United States 2018 - Q3’25 LTM CAGR 2018 - Q3’25 LTM CAGR 8% 15% 8% 15% 8% 54% 16% 85% Market Klarna GMV eCommerce penetration % Population penetration % 2018 Q3’25 2018 2018 2018 38%22% 85%80% 14%8% 35%24% 4%~0% 23%4% 1%~0% 11%~0% Klarna has consistently taken share of eCommerce in core geographies GMV CAGR GS: Done DPW: to be Reviewed LW: to be ReviewedKlarna: Done 51 Q3’25

Category expansion is key to network strength Note: The chart above refers to the the last twelve months ended 30-Sep-25. The “Years since launch” axis does not apply to the Klarna card or the typical U.S. credit card frequency data point. U.S. credit card use frequency based on data by Capital One. Klarna card user purchase frequency based on 12 months of usage for users who signed up for the Klarna card in SWE/DE between Oct-23 and Sep-24. Category expansion table excludes Klarna Card. % of purchases by vertical Apparel & accessories 69% 57% 25% 17% Health & beauty 3% 3% 8% 18% Home & electronics 4% 6% 20% 18% Food & beverage 5% 6% 6% 13% Leisure 12% 18% 12% 16% Events & services 4% 6% 25% 13% Travel 3% 4% 4% 6% Expanding purchase frequency Category expansion Increased consumer adoption Keep Q3’25 Q3’25 Q3’252024 GS: Done DPW: to be Reviewed LW: to be ReviewedKlarna: Done Years since launch A nn ua l p ur ch as es p er a ct iv e co ns um er 125 Klarna Card ~257 Typical US credit card 32 6 52

Compounding network effect accelerating growth in Q2 and beyond - Significant traction tacking hold as the P2P default on stipe is rolling out ma dn we are expanding our full suite of products to more of our network merchants Driving ARPAC by becoming consumers’ everyday spending partner Klarna: Done GS: Done DPW: to be Reviewed LW: to be Reviewed Purchase frequency by consumer cohort Cohorts Update 22x (2019) 18x (2020) 15x (2021) 12x (2023) 8x (2024) 3x (2025) 13x (2022) 53

Cost-effective: Stable funding through cycles $14b deposits held (Q3’25) Inflationary buffer as take rates are a % of purchase price Investment grade S&P rating BBB-/A-3 $14b Deposits (91% share) Q3’21 Q3’22 Q3’23 Q3’24 2.4% Klarna Cost of funding* 2.7% xIBOR ~40 days 319 days Avg loan duration Avg fixed term deposit duration 72% Deposits are fixed term Access to $10t European retail deposit market through our bank license 0% Funding mix Q3’25 *Reflects on-balance sheet cost of funding. Excludes off-balance sheet funding costs, which are included within ‘Funding costs’ in Klarna’s P&L. Trusted consumer savings platform since 2013 Duration gap drives stability Low and stable cost of funding 56 GS: Done DPW: to be Reviewed LW: to be ReviewedKlarna: Done

Updated Q2’25 GS IFRS to Non-IFRS Operating Expenses Q3'24 Operating expenses Restructuring and other Share-based payments Depreciation and amortization Adjusted operating expenses Technology and product development (107) - (9) (20) (78) Sales and marketing costs (70) - (4) - (65) Customer service and operations (44) - (2) - (42) General and administrative (65) (9) (5) - (52) Depreciation, amortization (excl. software) and impairments (17) (3) - (14) - Total (303) (12) (20) (34) (237) Q3'25 Operating expenses Restructuring and other Share-based payments Depreciation and amortization Adjusted operating expenses Technology and product development (123) - (9) (17) (97) Sales and marketing costs (102) - (17) - (85) Customer service and operations (53) - (4) - (50) General and administrative (77) (5) (9) - (63) Depreciation, amortization (excl. software) and impairments (8) - - (8.0) - Total (364) (5.0) (39) (25) (295) 61

Updated Q2’25 GS Operating profit (loss) to Transaction margin dollars As reported KCO impact Adjusted for KCO divestment Amounts in USD millions Q3'25 Q3'24 Q3'25 Q3'24 Q3'25 Q3'24 Operating profit (loss) (83) 13 0 (17) (83) (4) Technology and product development 123 107 123 107 Sales and marketing costs 102 70 102 70 Customer service and operations 53 44 53 44 General and administrative 77 65 77 65 Depreciation, amortization (excl. software) and impairments 8 17 8 17 Transaction margin dollars 281 316 0 (17) 281 299 Less upfront provisions 91 (2) 91 (2) Transaction margin dollars based on realized losses 371 313 0 (17) 371 297 62

Operating profit (loss) to Transaction margin dollars

Amounts in USD millions	Q3'25	Q3'24	KCO impact Q3'25	KCO impact Q3'24	Adjusted for KCO divestment Q3'25	Adjusted for KCO divestment Q3'24	Adjusted for KCO divestment Q3'25	Adjusted for KCO divestment Q3'24
Transaction and service revenue	634	532		(20)	634	512	634	512
Interest income	269	174			269	174	269	174
Total revenue	**903**	**706**	**0**	**(20)**	**903**	**686**	**903**	**686**
					0		0	
Processing and servicing	(208)	(151)		3	(208)	(148)	(208)	(148)
Provision for credit losses	(235)	(116)		0.00	(235)	(116)	(235)	(116)
Funding costs	(180)	(123)		0.00	(180)	(123)	(180)	(123)
Transaction costs	**(622)**	**(390)**	**0**	**3**	**(622)**	**(386)**	**(622)**	**(386)**
Transaction margin dollars	**281**	**316**	**0**	**(17)**	**281**	**300**	**281**	**300**
Technology and product development	(97)	(78)			(97)	(78)	(97)	(78)
Sales and marketing	(85)	(65)			(85)	(65)	(85)	(65)
Customer service and operations	(50)	(42)			(50)	(42)	(50)	(42)
General and administrative	(63)	(52)			(63)	(52)	(63)	(52)
Adjusted operating expenses	**(295)**	**(237)**	**0**	**0**	**(295)**	**(237)**	**(295)**	**(237)**
Adjusted operating profit (loss)	**(14)**	**79**	**0**	**(17)**	**(14)**	**63**	**(14)**	**63**
- Depreciation, amortization and impairments	(25)	(34)			(25)	(34)	(25)	(34)
- Share based payments	(39)	(20)			(39)	(20)	(39)	(20)
- Restructuring and other	(5)	(12)			(5)	(12)	(5)	(12)
Operating profit (loss)	**(83)**	**13**	**0**	**(17)**	**(83)**	**(4)**	**(83)**	**(4)**
Other income (expense)	(4)	2			(4)	2	(4)	2
Profit (Loss) before income tax	**(87)**	**15**	**0**	**(17)**	**(87)**	**(2)**	**(87)**	**(2)**
Income tax	(8)	(2)			(8)	(2)	(8)	(2)
Net income (loss)	**(95)**	**12**	**0**	**(17)**	**(95)**	**(4)**	**(95)**	**(4)**

63

Forward-Looking Statements. This presentation contains forward-looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “could,” “would,” “project,” “target,” “plan,” “expect,” “predict,” “potential” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are expressed in good faith and made upon a reasonable basis, we cannot guarantee future results, performance or achievements. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this presentation or to conform these statements to actual results or to changes in our expectations, except as required by law. Investors should not place undue reliance on these forward-looking statements and should review the risk factors in our filings with the SEC for a more complete discussion of risks. Market and Industry Data. Market data and certain industry forecast data used in this presentation were obtained from internal reports, where appropriate, third-party sources as well as other publicly available information. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this presentation, and estimates and beliefs based on that data, may not be reliable. See “Forward-Looking Statements” above. We do not accept any responsibility for the factual correctness of any information contained in this presentation obtained or derived from third parties. Trademarks, Tradenames and Service Marks. This presentation includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this presentation appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights, or that the applicable owner will not assert its rights, to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, tradenames or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties. Financial Outlook. The financial outlook included in this presentation is only effective as of the date given, November 18, 2025, and will not be updated or affirmed unless and until we publicly announce updated or affirmed guidance. Distribution or reference of this presentation following the date hereof does not constitute Klarna re-affirming guidance. Non-IFRS Financial Measures. We use certain non-IFRS financial measures to supplement our consolidated financial statements, which are presented in accordance with IFRS. These non-IFRS financial measures include transaction margin dollars, transaction margin, adjusted operating profit (loss) and adjusted operating margin. We use these non-IFRS financial measures to facilitate the review of our operational performance and as a basis for strategic planning. We also present period-over-period changes in certain metrics on a like-for-like basis, which are calculated by adjusting the applicable metric for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. We believe that presenting changes in our revenue and transaction margin dollars on a like-for-like basis, which exclude the impact of the recent sale of KCO and foreign currency fluctuations, provides useful information regarding our underlying business trends and facilitates comparisons of our financial performance over prior periods on a consistent basis. Transaction margin dollars and transaction margin are key performance measures used by our management to measure our ability to attain efficiency and scale and to grow these metrics over time. They measure our success in growing revenue while effectively managing our processing and servicing costs, provision for credit losses and funding costs in both maturing markets (which include the Nordics, Germany, Netherlands, Austria, Switzerland and the U.K.) and new markets (which include the remaining markets in which we currently operate, including the United States). We primarily strive to grow our revenue by increasing the number of our active Klarna consumers and ARPAC as well as expanding into additional markets. In parallel, we seek to drive efficiencies in our processing and servicing costs and to effectively manage our credit losses by improving our underwriting capabilities, in particular in our new markets, while maintaining low and stable funding costs. Our management uses transaction margin dollars and transaction margin in assessing our success in meeting these objectives. In addition, by excluding certain items that are nonrecurring or not reflective of the performance of our normal course of business, we believe that adjusted operating profit (loss) and adjusted operating margin provide meaningful supplemental information regarding our performance. Accordingly, we believe that these non-IFRS financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are several limitations related to the use of non-IFRS financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-IFRS measures. These non-IFRS measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS. Other companies, including companies in our industry, may calculate these non-IFRS (or similar non-GAAP) financial measures differently or not at all, which reduces their usefulness as comparative measures. Transaction margin dollars is defined as total revenue less total transaction costs, consisting of processing and servicing, provision for credit losses and funding costs. Transaction margin is calculated by dividing transaction margin dollars by our total revenue. Adjusted operating profit (loss) is defined as operating profit (loss) excluding (i) depreciation, amortization and impairments, (ii) share-based payments expense, (iii) severance-related restructuring costs and (iv) expenses related to the preparation to this offering not connected to the issue and sale of ordinary shares by us in this offering. Adjusted operating margin is defined as adjusted operating profit (loss) divided by our total revenue. Depreciation, amortization and impairments below include amounts recorded within Technology and product development expenses in our consolidated statements of profit and loss. We consider the exclusion of certain nonrecurring or noncash items in calculating adjusted operating profit (loss), adjusted operating margin and adjusted non-transaction-related operating expenses to provide a useful measure for investors and others to evaluate our operating results and expenses in the same manner as management. We do not attempt to provide reconciliations of forward-looking Transaction margin dollars to the comparable IFRS measure because the impact and timing of potential charges or gains excluded from the calculation of our Transaction margin dollars are inherently uncertain and difficult to predict and are unavailable without unreasonable efforts. In addition, we believe such reconciliations would imply a degree of precision and certainty that could be confusing to investors. Such items could have a material impact on our financial performance. 64